Item 77.C     Matters submitted to a vote of security holders

SPECIAL MEETING OF INTEREST HOLDERS

A special meeting of interest holders of the AMR Investment Services Balanced Portfolio (the "Portfolio") was held on October 17, 2001. The following matter was voted on at the meeting:

Approved an amendment to the Management Agreement between the AMR
Investment Services Trust and AMR Investments ("AMR") to allow AMR to serve as an investment adviser for a portion of the fixed income assets of the Portfolio and to receive a fee for such service.

FOR                 AGAINST            ABSTAIN         NON-VOTING
55,273,578.006      27,635.377         23,492.049      2,657,744.536